

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Michael V. Pappagallo
President and Chief Financial Officer
Brixmor Property Group Inc.
420 Lexington Avenue
New York, NY 10170

Re: **Brixmor Property Group Inc.**
 Registration Statement on Form S-11
 Filed July 18, 2013
 File No. 333-190002

Dear Mr. Pappagallo:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Please note that when you use technical jargon or industry-specific terms, you should provide a definition the first time such term is used so that an investor who is unfamiliar with your industry can understand what you mean. Please make revisions throughout as needed.

4.   Please revise your disclosure to give the full names of all promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter. Please refer to Item 11(d) of Form S-11.

Summary, page 1

5.   We note you provide average grocer sales PSF for the year ended December 31, 2011 throughout the document. Please revise to update or advise.

Summary of IPO Portfolio, page 2

6.   We note you indicate in footnote 2 that effective age is calculated based on the year of the most recent redevelopment of the shopping center or based on year built if no redevelopment has occurred. We further note your disclosure on page 4 that the average age of the shopping centers in your IPO portfolio is 30 years based on year built. Please reconcile this disclosure or advise.

Competitive Strengths, page 3

7.   In the table on page 3, please revise to include separate columns for the Non-Core Properties and Other Properties Sold. Please also revise accordingly the table on page 106 in the "Business" section.

8.   In footnote (5) to the table, please include the number of grocery stores that reported sales and other important information regarding the stores for purposes of this calculation.

9.   We note your disclosure on page 5 that 73% of your grocer tenants ranked as the #1 or #2 grocer in their respective markets. Please revise your disclosure to provide greater details regarding the rankings to which you are referring.

Organizational Structure, page 9

10.   Please revise the diagram on page 11 to show the number and percentage of OP units that will be owned by your management team immediately following this offering, separate and apart from the other pre-IPO owners.

Summary Financial and Other Data, page 17

11.   We note your reconciliation on page 21. Please tell us your basis for including an adjustment for Gain on bargain purchase to calculate FFO rather than in your calculation of FFO As Adjusted. Please revise or advise.

12.   We note your reconciliation on page 22. Please expand your disclosure to explain how the adjustments for Total other income and Total other expenses tie to your historical financial statements.

13.   We note your description of how EBITDA is calculated on page 22; however, it does not appear to be consistent with how it is actually calculated on page 23. Please revise or advise.

Risk Factors, page 24

Our cash flows and operating results could be adversely affected by required payments of debt …," page 26

14.   We note your disclosure in the narrative of the risk factor that you may not be able to refinance existing indebtedness on your properties. To the extent material, please disclose the amount of debt maturing in 2013 and 2014.

Organizational Structure

IPO Property Transfers, page 44

15.   Please tell us and disclose the value of the interests in the Acquired Properties that you will purchase in connection with this offering. Also, please provide us with your analysis regarding any financial statement requirements of the Acquired Properties.

16.   Please clarify if you are required to redeem the special series of interests related to the Non-Core Properties after the transfer restrictions expire; if not, please expand your disclosure to discuss the circumstances that will impact your decision to redeem and also explain the impact of not redeeming the interests. Furthermore, clarify if you have the option to redeem the special series of interests with any other form of consideration (e.g., cash).

17.   You disclose on page 158 that in connection with the distribution of interests in the Non-Core Properties, an aggregate amount of $__ million will be paid to the Class B unit holders pro rata based on their respective Class B Unit ownership in the Partnerships. Please clarify how this amount of cash was determined and the reason for a cash distribution in addition to the distribution of the Non-Core Properties.

18.   Your disclosure indicates that an increase in the assumed initial public offering price will increase the number of OP Units to be issued in connection with the Acquired Properties. However, it seems that an increase in the price should result in a decrease in the number of units issued. Please clarify.

19.   In this section, please discuss in greater detail the transactions to occur in connection with the offering that are discussed in the "Management" section on pages 157 to 161. Please discuss when such transactions will occur and the conditions to complete such transactions.

Use of Proceeds, page 47

20.   We note you indicate that you will use some of the net offering proceeds as described in note (G) under "Unaudited Pro Forma Financial Information." Please expand your Use of Proceeds section to include the level of detail provided in note (G) on page 63.

Distribution Policy, page 48

21.   We note that table on page 49. Please fill in the amounts; we may have further comment.

22.   You state in footnote (2) of the table that you assumed no lease renewals or new leases (other than month-to-month leases) for leases expiring after March 31, 2013 unless a new or renewal lease had been entered into prior to the date of this prospectus. Please tell us the reason for and extent to which you have entered into month-to-month leases; in this regard, we note your disclosure on page 146 which indicates that the typical lease term for anchor tenants ranges from 10 to 20 years and three to five years for smaller tenants. Also, tell us your basis for assuming continuation of those leases for purposes of determining contractual rent income in this table.

23.   We note that you intend to include an adjustment for the estimated amount of tenant improvement costs and leasing commissions not expected to be funded under your Unsecured Credit Facility. Please tell us the amount that you expect to be funded under the facility and revise the table to present your adjustment for tenant improvement costs and leasing commissions on a gross basis rather than net of the expected funding. The amounts expected to be funded by the Unsecured Credit Facility should be presented below your total of Cash Available for Distribution and Payout Ratio.

24.   Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments. If so, please expand footnote 5 to cover anticipated tenant improvement expenditures, even if not based on contractual commitments. Please also address any capital expenditures not including tenant improvements; in this regard, we note your disclosure on page 84 which identifies recurring maintenance capital expenditures as an expected use of cash.

Unaudited Pro Forma Financial Information, page 56

25.   Please separately clarify how you will account for each element of the Non-Core
        Properties transaction. Explain the accounting at the date of the IPO when you will issue
        a special class of units, the accounting during the transfer restriction period, and the
        accounting at the expiration of the transfer restrictions on January 15, 2014 when you
        plan to redeem the special class of units in exchange for the Non-Core Properties. Your
        disclosure currently states that you will account for the distribution at fair value with any
        resulting gain or loss recognized in earnings; please advise us when you expect this gain
        or loss will be recognized.

26.   Please fill in the blanks in the pro forma financial information; we may have further
        comment.

27.   Please revise footnote (A) to include a table of the historical balance sheet of the
        Acquired Properties, the acquisition adjustments, and the total pro forma adjustments by
        line item. Also, explain the structure of the purchase of the acquired properties in more
        detail; tell us the entities that currently own the properties and clarify if they are under
        common control. Furthermore, we note your discussion of Throne Units on page 160; it
        appears these relate to an entity that currently owns the acquired properties. Please
        advise us of the treatment of these units in the transaction and how they relate to the
        number of OP Units that will be issued in the acquisition.

28.   You disclose that, for building and improvements, the estimated fair values will likely be
        derived using a cost approach. Please tell us how you determined that the cost approach
        is appropriate rather than an income or market approach. Please tell us if you verified the
        result of the cost approach with any other valuation method.

2. Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page 63

29.   Please expand footnotes (DD) and (EE) to show, in detail, how you calculated the
        adjustments.

Management's Discussion and Analysis of Financial Condition, page 69

Our Portfolio and Financial Highlights, page 70

30.   With respect to your Historical Portfolio, please expand your disclosure regarding leasing
        activity for the last full year and stub period to include psf cost data for tenant
        improvements and leasing commissions for both new leases and renewed leases signed.

Business, page 104

31.   We note your disclosure that during the 12 months ended March 31, 2013, you signed new and renewal leases in your IPO Portfolio at an average ABR/SF of $12.41. Please revise to further break this down to provide the average ABR/SF for new leases and the average ABR/SF for renewal leases as compared to prior rent.

32.   With respect to the IPO Portfolio, please disclose the cost psf of tenant improvements and leasing commissions on these new and renewed leases.

33.   We note your disclosure in this section regarding completed redevelopment projects and active projects. To the extent you have material developments, please revise your disclosure to include anticipated completion dates, the scope of development and costs incurred to date, in addition to budgeted costs. For completed developments, please disclose development costs per square foot.

34.   We note you provide a schedule of lease expirations on page 120 for the next nine years. Please revise to provide this disclosure for the next ten years. In addition, please revise to provide the annual rental represented by the expiring leases in each year. Please refer to Item 15(f) of Form S-11.

Certain Relationships and Related Person Transactions, page 178

IPO Property Transfers, page 178

35.   Please revise your disclosure to clarify whether you have obtained any independent third-party appraisals, valuations or fairness opinions in connection with the 43 properties to be acquired and the 47 properties to be distributed. If not, please add a related risk factor and summary risk factor.

Principal Stockholders, page 184

36.   Please revise to identify the natural person that is the beneficial holder of the shares or units held by Centerbridge.

Underwriting (Conflicts of Interest), page 230

37.   We note your disclosure that the underwriters and their respective affiliates have performed commercial banking, investment banking and advisory services for you and your affiliates in the past. Please revise to provide more specific disclosure regarding any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Legal Matters, page 237

38.   Please reference the tax opinion.

Note 2. BREP VI Transaction, page F-18

39.   We note that you recognized a significant bargain purchase gain as a result of the BREP VI Transaction. Please tell us in more detail how you determined the fair value of the assets and liabilities acquired in the Transaction. In your response, clarify whether you reassessed the valuations in accordance with ASC 805-30-25-4 before recording the gain.

40.   Your disclosure indicates that the fair value of the assets significantly increased between the date that the terms were agreed upon and the closing of the Transaction. Please tell us the date that the original purchase terms were agreed upon. Also, explain the factors that led to such an increase in value before the closing date on June 28, 2011.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Other Expenses of Issuance and Distribution, page II-1

41.   We note your disclosure that you issued 75,649 shares of common stock to your Pre-IPO Owners for aggregate proceeds of approximately $1,740 million in reliance on the exemption contained in Section 4(2) of the Securities Act. Please revise your disclosure to provide the date(s) of sale and the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.

Exhibit Index

42.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

43.   We note the exhibit list includes "form of" agreements. In particular, we note the Form of Charter and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail

        Steven F. Siegel
        Executive Vice President and General Counsel
        Brixmor Property Group Inc.
        Via E-mail